UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 5 March 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:
Interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006
• Operating profit up 12%
• Attributable earnings per share from continuing operations up 13%
• Oryx GTL producing final product
• Major capital projects advanced R6,1 billion
• Gearing reduced from 29% to 21%
• Interim dividend up 11% to R3,10 per share
Commentary
Earnings attributable to shareholders for the six months to 31 December 2006, buoyed by an increase in the average crude oil price and the weaker rand/US dollar exchange rate, increased by
9% to R8,0 billion from R7,3 billion for the same period in the previous financial year. Earnings attributable to shareholders from continuing operations have increased by 14% to R8,1 billion, from
R7,1 billion.
Our earnings per share from continuing operations of R12,95 and headline earnings per share from continuing operations of R12,03 were respectively 13% and 7% higher than those of the previous comparable six month period.
Operating profit of R12,2 billion was 12% higher than the comparable period of the prior year. The increase in operating profit resulted from an 11% weakening in the average exchange rate
(R7,23/US$1,00 in 2006 versus R6,52/US$1,00 in 2005), and a 9% increase in the average dated
Brent crude oil price (US$64,59 in 2006 versus US$59,21 in 2005), which was partly offset by the combined effect of the statutory total shutdown of our Sasol Synfuels operations in September
2006, the starting up of the Synfuels Catalytic Cracker, production interruptions and lower sales volumes.
We have continued to classify our Sasol Olefins & Surfactants (O&S) business as a disposal group held for sale and the results continue to be reported as discontinued operations. The operating profit of Sasol O&S has declined when compared with the comparable period of the previous year, primarily as a result of depressed margins in the global detergent alcohol market.
Safety and operations
Our consolidated combined recordable case rate (RCR) has improved from 0,87 at 30 June 2006 to 0,78 at 31 December 2006. The revised RCR includes not only Sasol employees as in the past, but also incidents relating to service providers and, from 1 July 2006, the effect of occupational diseases. Further progress is being made following the implementation of our Safety Improvement
Plan. Safety remains a top priority for the group. It is very pleasing to report that Sasol Gas achieved an RCR of zero for the six months ending 31 December 2006.
Our Sasol Synfuels operations in Secunda embarked on a statutory total shutdown in September
2006 (postponed from the previous financial year due to the national fuel shortage at the time).
This shutdown, combined with some production interruptions, has negatively impacted volumes in
Sasol Mining, Sasol Synfuels and in some of our chemical businesses. A second statutory phase shutdown is planned for March 2007.

Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006
________________________________________________________________________________________________________

·
·
·
Major capital projects advanced
Cash flow on capital projects amounted to R6,1 billion of which R3,4 billion (57%) was invested in our South African operations.
Major projects advanced include:
Progress in the completion of the fuel quality enhancement and polymer expansion project
(Project Turbo), with the polyethylene plant having concluded its warranty runs and the
Synfuels Catalytic Cracker (SCC) having started up. The SCC is, however, currently underperforming and has been taken out of operation to make certain modifications. Market demand for fuel will continue to be met.
At the Oryx gas-to-liquids (GTL) joint venture with Qatar Petroleum, following start-up challenges associated with such an integrated and complex facility, the plant started to produce final product by end-January 2007 and the first shipment of final product is planned for end-
March 2007.
Progress in the construction of the Escravos GTL project in Nigeria.
The worldwide increase in large engineering and construction contracts has resulted in a global shortage of engineering and construction resources and caused strains in these industries. These challenges have resulted in moderate delays and increased costs of certain projects, including the polypropylene and octene 3 plants in Secunda and the Arya Sasol plants in Iran. This situation has been carefully analysed and mitigation steps aimed to secure greater owner influence on time schedules and the overall cost of ownership have been implemented.
Gearing reduced
Our gearing (net debt as a percentage of shareholders' equity) reduced from 29% at 30 June 2006 to 21% at 31 December 2006, due mainly to the increase in earnings and the proceeds received on the disposal of 25% of Republic of Mozambique Pipeline Investments Company (Pty) Limited
(ROMPCO) and 25% of Sasol Oil (Pty) Limited.
Dividend increased
The interim dividend declared of R3,10 per share represents an 11% increase compared with the previous year's interim dividend. The dividend cover is 4,2 times which is consistent with the interim dividend cover of last year. We expect to maintain our dividend cover within our targeted range of 2,5 to 3,5 times for the full year.
South African energy cluster
Sasol Mining
The operating profit of Sasol Mining of R411 million was 38% lower than the prior comparable period primarily because of higher coal purchases from Anglo Coal's Isibonelo Colliery, lower production volumes as a result of the Sasol Synfuels shutdown and the effect of a strike in
December 2006, and increases, within inflationary levels, in operating costs. Furthermore, the production build-up at Mooikraal Colliery was slower than planned.
Sasol Synfuels
Sasol Synfuels achieved an increase in operating profit of 14% to R8 360 million primarily because of higher oil prices and a weaker rand. Production volumes were 7% lower as a result of the four-
yearly shutdown of one half of the total plant, the start-up of the Synfuels Catalytic Cracker and some production interruptions. Operating costs have increased as a result of the need to import fuel components, as well as higher coal and natural gas costs.

Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006
________________________________________________________________________________________________________

Sasol Oil
Operating profit reduced by 17% to R931 million mainly as a result of lower refining margins, off a high base, and an increased level of imported petrol, diesel and fuel components.
Pleasing progress in retail expansion under the Sasol and Exel brands is being made and our market objectives have been met.
With effect from 1 July 2006, we sold a 25% interest in Sasol Oil (Pty) Limited (Sasol Oil) to
Tshwarisano LFB Investment (Pty) Limited (Tshwarisano).
Sasol Gas
A 12% increase in sales volumes (both to Sasol Synfuels and external customers), higher sales prices and the profit on the sale of 25% of ROMPCO resulted in Sasol Gas increasing its operating profit by 50% to R1 167 million.
The business finalised the sale of a 25% shareholding in ROMPCO, which owns the natural gas pipeline between Mozambique and South Africa, to Companhia Moçambicana de Gasoduto
(CMG), a state-owned company in Mozambique, realising a profit of R346 million.
Interational energy cluster
Sasol Synfuels International
This business hosts the growth ambitions of the group relating to GTL and coal-to-liquids (CTL)
ventures. Costs increased to R366 million during the period as a consequence of increased activity.
Representative offices were established in China and India to pursue CTL opportunities with potential business partners in both countries. Pre-feasibility studies in the USA are progressing.
Our joint venture, Sasol Chevron, continues to evaluate GTL opportunities in other locations including Australia and Algeria.
Sasol Petroleum International
Operating profit increased by 33% to R352 million for the six months primarily due to higher selling prices and a weaker rand/US dollar exchange rate as well as increased sales volumes.
Chemical cluster
Sasol Polymers
Margin pressure at the beginning of the period under review has been alleviated through lower feedstock costs and selling price increases. Production volumes and operating efficiencies were however negatively affected by the Sasol Synfuels shutdown with operating profit of R262 million being 34% lower than the result of the previous comparable period.
Sasol Solvents
Stronger product prices and a weaker rand contributed to the positive performance of Sasol
Solvents. However, the effect of the R140 million reversal of the impairment of the octene 3 plant in the previous comparable period resulted in operating profit decreasing by 13% to R490 million.
On a comparable basis, before taking the effect of capital items into account, operating profit improved by 27%.

Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006
________________________________________________________________________________________________________

Other chemical businesses
Sasol Wax has realised a significant improvement in its operating profit from R67 million to R268 million, primarily as a result of improved product margins.
Sasol Nitro has also recorded an improvement in operating profit of 7% to R323 million, mainly due to higher sales volumes in the fertiliser business.
Profit outlook
Assuming slightly lower oil and commodity chemical prices and a marginally stronger rand relative to the first six months, earnings in the second half are expected to be lower than those of the first half. Satisfactory earnings growth for the full financial year is, however, expected.
We will commission substantial new production capacity (polymers and GTL) during the year which is expected to benefit our earnings in the 2008 financial year.
Basis of preparation and accounting policies
The condensed consolidated interim financial report for the six months ended 31 December 2006 has been prepared in compliance with the Listings Requirements of the JSE Limited, International
Financial Reporting Standards (IFRS) (in particular International Accounting Standard 34 Interim
Financial Reporting) and the South African Companies Act, 1973, as amended.
Except as otherwise disclosed, the accounting policies applied in the presentation of the interim financial report are consistent with those applied for the year ended 30 June 2006.
The group has changed its accounting policy with regard to costs incurred to develop the operations of existing, operating mines. Under the amended accounting policy, all development expenditures incurred after the commencement of production are capitalised to the extent that they give rise to future economic benefits and are amortised over their estimated useful lives. This policy has been adopted with retrospective effect and prior year figures restated. The effect on earnings and headline earnings per share is an increase of 1 cent for the year ended 30 June
2006.
Further details will be provided in the annual report for the year ending 30 June 2007.
These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value.
The consolidated interim financial results are presented in rand, which is Sasol Limited's functional and presentation currency.
Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.
Acquisition and disposals of businesses
With effect from 1 July 2006, a 25% interest in Republic of Mozambique Pipeline Investment
Company (Pty) Ltd was sold to Companhia de Moçambicana de Gasoduto in terms of the shareholders' agreement. This transaction was finalised during the current period and a profit of
R346 million realised on this transaction.

Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006
________________________________________________________________________________________________________

With effect from 1 July 2006 Tshwarisano acquired a 25% shareholding in Sasol Oil for a consideration of R1 450 million. Sasol is providing facilitation and support for Tshwarisano's financing requirements. A profit of R315 million was realised on this transaction.
In October 2006, Sasol's interest in DPI Holdings (Pty) Limited was sold to Dawn Limited for a consideration of R51 million. The proceeds are receivable in 2008. A R7 million loss was realised on this sale.
In September 2006, Sasol Nitro acquired the remaining 40% of Sasol Dyno Nobel (Pty) Limited for a consideration of US$ 31 million (R221 million).
Disposal group held for sale and discontinued operations
With effect from 30 June 2006, Sasol O&S was classified as a disposal group held for sale and the results reported as discontinued operations. Comparative information in the income statement has been restated accordingly.
The estimated fair value less costs to sell Sasol O&S remain largely unchanged from that recognised at 30 June 2006. However, when an asset is classified as held for sale, depreciation may no longer be recognised. The net asset value of Sasol O&S in the balance sheet has increased by the earnings of Sasol O&S (which excludes any depreciation expense). As this increased net asset value exceeds the estimated fair value less costs to sell the business, it is necessary to recognise a further write-down.
The amount of the write-down of R420 million approximates the unrecognised depreciation charge.
Post balance sheet date events
We have conducted a preliminary study of the Task Team's report on possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector, with particular reference to the synthetic fuel industry. We will respond in detail to the National Treasury of South
Africa.
Changes in contingent liabilities since 30 June 2006
In terms of the sale of 25% in Sasol Oil to Tshwarisano, Sasol has provided facilitation for the financing requirements of Tshwarisano. The undiscounted maximum exposure at
31 December 2006 amounted to R1 051 million. A liability for the fair value of this guarantee at 31
December 2006, amounting to R39 million, has been recognised.
Principal foreign currency conversion rates
31 Dec
31 Dec
30 Jun
One unit of foreign currency equals
2006
2005
2006
Rand/US$ (closing)
7,01
6,33
7,17
Rand/US$ (average)
7,23
6,52
6,41
Rand/euro (closing)
9,25
7,49
9,17
Rand/euro (average)
9,27
7,85
7,80

Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006
________________________________________________________________________________________________________

Independent review by the auditors
The condensed consolidated balance sheet at 31 December 2006 and the related condensed consolidated statements of income, changes in equity and cash flow for the six months then ended have been reviewed by our auditors, KPMG Inc. Their unmodified review report is available for inspection at the registered office of the company.
Declaration of dividend number 55
The directors of Sasol Limited have declared an interim dividend of R3,10 per share (2006: R2,80 per share) for the six months to 31 December 2006. The dividend has been declared in the currency of the Republic of South Africa. The salient dates are:
To holders of ordinary shares:
Last day for trading to qualify for and participate in the
interim dividend (cum dividend)
Thursday, 29 March 2007
Trading ex dividend commences
Friday, 30 March 2007
Record date
Thursday, 5 April 2007
Dividend payment date (electronic and certificated register).
Electronic payment will be undertaken simultaneously
Tuesday, 10 April 2007
On 10 April 2007, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Shareholders who have dematerialised their share certificates will have their accounts, at their
Central Securities Depositary Participant or Broker credited on 10 April 2007.
Share certificates may not be dematerialised or rematerialised between Friday, 30 March 2007 and
Thursday, 5 April 2007, both days inclusive.
To holders of American Depositary Receipts
(i)
Ex dividend on New York Stock Exchange
Tuesday, 3 April 2007
Record date
Thursday, 5 April 2007
Date for currency conversion
Wednesday, 11 April 2007
Dividend payment date
Friday, 20 April 2007
(i)
Subject to NYSE confirmation
On behalf of the board
Pieter Cox
Pat Davies
Christine Ramon
Chairman
Chief executive
Chief financial officer
Sasol Limited, 5 March 2007

Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006
________________________________________________________________________________________________________

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001 PO
Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2
Directors (non-executive): PV Cox (Chairman), E le R Bradley, BP Connellan, HG Dijkgraaf (Dutch), MSV Gantsho, A
Jain (Indian), IN Mkhize, S Montsi, TH Nyasulu, JE Schrempp (German)
(Executive): LPA Davies (Chief executive), KC Ramon (Chief financial officer), VN Fakude, AM Mokaba
Company secretary: NL Joubert
Company registration number: 1979/003231/06, Incorporated in the Republic of South Africa
JSE
NYSE
Share codes:
SOL
SSL
ISIN code:
ZAE000006896
US8038663006
American depositary receipt (ADR) program: Cusip number 803866300 ADR to ordinary share 1:1
Depositary: The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.
e-mail: investor.relations@sasol.com
Forward-looking statements: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions.
These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995.
Words such as “believe”, “anticipate”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such
statements.Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 2
November 2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SASOL LIMITED GROUP
BALANCE SHEET
at
31-Dec-06
31-Dec-05
30-Jun-06
Reviewed
Reviewed
Audited
Restated
Restated
Rm
Rm
Rm
ASSETS
Property, plant and equipment
42 421
39 110 39 826
Assets under construction
24 362
22 837 23 176
Goodwill
457
483 266
Other intangible assets
664
943 775
Post-retirement benefit assets
80
275 80
Deferred tax assets
604
416 691
Other long-term assets
2 697
2 469 2 293
Non-current assets
71 285
66 533 67 107
Assets held for sale
11 794
41 12 115
Inventories
9 004
11 001 8 003
Trade and other receivables
12 035
12 817 12 067
Short-term financial assets
161
17 180
Restricted cash
710
598 584
Cash
6 057
2 940 3 102
Current assets
39 761
27 414 36 051
Total assets
111 046
93 947 103 158
EQUITY AND LIABILITIES
Shareholders' equity
57 917
48 901 52 605
Minority interest
1 515
313 379
Total equity
59 432
49 214 52 984
Long-term debt
15 139
13 653 15 021
Long-term financial liability
36
- -
Long-term provisions
3 643
3 458 3 463
Post-retirement benefit obligations
2 591
2 998 2 461
Long-term deferred income
2 150
1 020 1 698
Deferred tax liabilities
7 216
6 541 6 156
Non-current liabilities
30 775
27 670 28 799
Liabilities in disposal group held for sale
5 236
- 5 479
Short-term debt
2 694
2 858 2 721
Short-term financial liabilities
507
838 514
Other current liabilities
12 084
13 096 12 219
Bank overdraft
318
271 442
Current liabilities
20 839
17 063 21 375
Total equity and liabilities
111 046
93 947 103 158
Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

SASOL LIMITED GROUP
INCOME STATEMENT
for the period ended
half-year
half-year
full year
31-Dec-06
31-Dec-05
30-Jun-06
Reviewed
Reviewed
Audited
Restated
Restated
Rm
Rm
Rm
Turnover
37 640
30 971 63 850
Cost of sales and services rendered
(21 158)
(15 322) (33 046)
Gross profit
16 482
15 649 30 804
Other operating income
456
100 191
Marketing and distribution expenditure
(1 865)
(1 715) (3 561)
Administrative expenditure
(1 836)
(1 343) (3 070)
Other operating expenditure
(834)
(1 416) (3 839)
Translation losses
(216)
(402) 254
Operating profit
12 187
10 873 20 779
Dividends and interest received
357
138 317
Income from associates
192
82 135
Borrowing costs (net of costs capitalised)
(448)
(268) (456)
Profit before tax
12 288
10 825 20 775
Taxation
(3 980)
(3 648) (6 833)
Profit from continuing operations
8 308
7 177 13 942
Discontinued operations
Net (loss) / profit from discontinued operations
(97)
226 (3 360)
Profit
8 211
7 403 10 582
Attributable to
Shareholders
7 981
7 311 10 406
Minority interest
230
92 176
8 211
7 403 10 582
Basic earnings per share
- attributable earnings basis
Rand
12,79
11,82 16,78
from continuing operations
12,95
11,45 22,20
from discontinued operations
(0,16)
0,37 (5,42)
- headline earnings basis
Rand
12,39
11,61 22,98
from continuing operations
12,03
11,22 22,52
from discontinued operations
0,36
0,39 0,46
Diluted earnings per share*
- attributable earnings basis
Rand
12,60
11,58 16,51
from continuing operations
12,75
11,22 21,84
from discontinued operations
(0,15)
0,36 (5,33)
- headline earnings basis
Rand
12,20
11,37 22,61
from continuing operations
11,85
10,99 22,16
from discontinued operations
0,35
0,38 0,45
Dividends per share
- interim**
Rand
3,10
2,80 2,80
- final
Rand
4,30
* Taking the Sasol Share Incentive Scheme into account.
** The interim dividend was declared subsequent to 31 December 2006 and is presented for information purposes only. No provision regarding this interim dividend has been recognised.
Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

SASOL LIMITED GROUP
SALIENT FEATURES
for the period ended
half-year
half-year
full year
31-Dec-06
31-Dec-05
30-Jun-06
restated
restated
Selected ratios
Operating margin
%
32,4
35,1 32,5
Borrowing cost cover times
17,6
16,5 10,1
Dividend cover times
4,2
4,2 2,3
Dividend cover from continuing operations times
4,2
4,1 3,1
Share statistics
Total shares in issue
million
625,2
680,5 683,0
Treasury shares (share repurchase programme) million
-
60,1 60,1
Weighted average number of shares million
623,8
618,5 620,0
Restated diluted weighted average number of shares million
633,5
631,5 630,2
Share price (closing) Rand
258,79
226,50 275,00
Market capitalisation Rm
161 796
154 133 187 825
Net asset value per share Rand
92,64
78,82 84,45
Other financial information
Total debt (including bank overdraft)
- interest bearing
Rm
17 551
16 482 17 884
- non-interest bearing Rm
600
300 300
Borrowing costs capitalised Rm
384
531 1 439
Capital commitments
12 805
14 443 13 866
- authorised and contracted Rm
28 879
30 450 28 060
- authorised, not yet contracted Rm
6 828
4 453 6 306
- less expenditure to date Rm
(22 902)
(20 460) (20 500)
Guarantees and contingent liabilities
- total amount
Rm
33 924
32 023 33 212
- liability included on balance sheet Rm
11 560
10 935 12 106
Significant items in operating profit (continuing operations)
- employee costs
Rm
4 523
3 596 7 647
- depreciation and amortisation of non-current assets Rm
1 887
1 643 3 499
Effective tax rate %
32,4
33,7 32,9
Number of employees (continuing & discontinued
operations)
number
31 852
30 185 31 460
Average crude oil price - dated Brent US$/barrel
64,59
59,21 62,45
Average Rand / US$ exchange rate 1US$ = Rand
7,23
6,52 6,41
The reader is referred to the definitions contained in the 2006 Sasol Limited annual financial statements.
Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

SASOL LIMITED GROUP
STATEMENT OF CHANGES IN EQUITY
for the period ended
half-year
half-year
full year
31-Dec-06
31-Dec-05
30-Jun-06
Reviewed
Reviewed
Audited
Restated
Restated
R m
R m
R m
Opening balance as previously reported
52 731
43 786 43 786
Effect of change in accounting policy
253
220 220
Restated opening balance
52 984
44 006 44 006
Shares issued during period
160
258 431
Attributable earnings
7 981
7 311 10 406
As previously reported 7 295 10 373
Effect of change in accounting policy 16 33
Dividends paid
(2 683)
(1 920) (3 660)
Movement in foreign currency translation reserve
(246)
(629) 1 147
Increase in share based payment reserve
92
84 169
Increase in cash flow hedge accounting reserve
8
44 359
Movement in minority interest
1 136
60 126
Closing balance
59 432
49 214 52 984
Comprising
Share capital
3 456
3 461 3 634
Share repurchase programme
-
(3 647) (3 647)
Retained earnings
53 990
50 646 52 001
Share based payment reserve
872
695 780
Foreign currency translation reserve
(435)
(1 965) (189)
Investment fair value reserve
2
2 2
Cash flow hedge accounting reserve
32
(291) 24
Shareholders' equity
57 917
48 901 52 605
Minority interest
1 515
313 379
Total equity
59 432
49 214 52 984
Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

SASOL LIMITED GROUP
CASH FLOW STATEMENT
for the period ended
half-year
half-year
full year
31-Dec-06
31-Dec-05
30-Jun-06
Reviewed
Reviewed
Audited
Restated
Restated
R m
R m
R m
Cash receipts from customers
49 229
39 461 80 853
Cash paid to suppliers and employees
(35 655)
(27 238) (56 326)
Cash generated by operating activities
13 574
12 223 24 527
Investment income
600
144 444
Borrowing costs paid
(724)
(688) (1 745)
Tax paid
(3 557)
(1 732) (5 389)
Dividends paid
(2 683)
(1 920) (3 660)
Cash retained from operating activities
7 210
8 027 14 177
Additions to non-current assets
(6 050)
(6 190) (13 296)
Acquisition of businesses
(221)
(147) (147)
Disposal of businesses
2 183
596 587
Cash disposed of on disposal of businesses
33
(1) (1)
Other net (expenditure in) / proceeds from investing activities
(183)
(254) 582
Cash utilised in investing activities
(4 238)
(5 996) (12 275)
Share capital issued
160
258 431
Dividends paid to minority shareholders
(218)
(39) (75)
(Decrease) / increase in long-term debt
(43)
335 1 305
Increase / (decrease) in short-term debt
63
(2 452) (2 938)
Cash effect of financing activities
(38)
(1 898) (1 277)
Translation effects on cash and cash equivalents of foreign entities
12
(90) (133)
Increase in cash and cash equivalents
2 946
43 492
Cash and cash equivalents at beginning of year
3 244
3 224 3 224
Cash in disposal groups held for sale
259
- (472)
Cash and cash equivalents at end of year
6 449
3 267 3 244
Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

SASOL LIMITED GROUP
RESULTS OF OPERATIONS OF DISCONTINUED OPERATIONS - O & S
for the period ended
half-year
half-year
full year
31-Dec-06
31-Dec-05
30-Jun-06
Reviewed
Reviewed
Audited
Rm
Rm
Rm
Turnover
10 841
9 285 18 545
Cost of sales and services rendered
(9 119)
(7 637) (15 501)
Other operating income
122
65 342
Operating expenses
(1 378)
(1 450) (2 810)
Capital items
(466)
(19) (4 143)
Operating profit / (loss)
-
244 (3 567)
Net financing (costs) / income
(3)
2 (92)
Taxation
(94)
(20) 299
Net (Loss) / profit from discontinued operations
(97)
226 (3 360)
Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

SASOL LIMITED GROUP
HEADLINE EARNINGS
for the period ended
half-year
half-year
full year
31-Dec-06
31-Dec-05
30-Jun-06
Reviewed
Reviewed
Audited
Restated
Restated
Rm
Rm
Rm
Reconciliation of headline earnings
Profit from continuing operations
8 308
7 177 13 942
Less minority interest
(230)
(92) (176)
Effect of capital items of continuing operations
(628)
(219) 129
Impairment of assets
40
86 155
Reversal of impairment
-
(140) (140)
Profit on disposal of assets
(720)
(211) (146)
Scrapping of property, plant and equipment
52
46 260
Tax effects
53
71 67
Headline earnings of continuing operations
7 503
6 937
13 962
Net (loss) / profit from discontinued operations
(97)
226 (3 360)
Effect of capital items of discontinued operations
466
19 4 143
Impairment of assets
74
13 912
Fair value write-down
420
- 3 196
(Profit) / loss on disposal of assets
(28)
- 14
Scrapping of property, plant and equipment
-
6 21
Tax effects
(146)
(4) (498)
Headline earnings of discontinued operations
223
241
285
Headline earnings
7 726
7 178
14 247
Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

SASOL LIMITED GROUP
SEGMENT REPORT
for the period ended
half-year
half-year
full year
31-Dec-06
31-Dec-05
30-Jun-06
Reviewed
Reviewed
Audited
Restated
Restated
R m
R m
R m
Contribution to group turnover
Mining
769
705 1 517
Synfuels
443
462 915
Oil
18 606
15 539 32 243
Gas
1 019
814 1 663
Synfuels International
82
119 161
Polymers
4 610
3 907 7 537
Solvents
6 082
4 914 10 485
Other businesses
6 029
4 511 9 329
Per income statement
37 640
30 971 63 850
Discontinued operation - O&S
10 841
9 285 18 545
48 481
40 256 82 395
Operating profit
Mining
411
658 1 227
Synfuels
8 360
7 336 13 499
Oil
931
1 125 2 432
Gas
1 167
780 1 526
Synfuels International
(366)
(256) (642)
Polymers
262
394 822
Solvents
490
562 873
Other businesses
932
274 1 042
Per income statement
12 187
10 873 20 779
Discontinued operation - O&S
-
244 (3 567)
12 187
11 117 17 212
Capital items per business unit
Mining
(8)
(2) (16)
Synfuels
2
(29) (187)
Oil
9
(7) (8)
Gas
371
133 138
Synfuels International
-
- -
Polymers
(5)
5 (17)
Solvents
(47)
140 105
Other businesses
306
(21) (144)
Continuing operations
628
219 (129)
Discontinued operation - O&S
(466)
(19) (4 143)
162
200 (4 272)
Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 March 2007 By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:
Company Secretary